Filed Pursuant to Rule 424(b)(3)
Registration No.: 333-202724

PROSHARES TRUST II

ProShares Ultra Bloomberg Commodity

ProShares UltraShort Bloomberg Commodity

Supplement dated July 26, 2016

to each Fund’s Prospectus dated March 31, 2016

On July 25, 2016, ProShares announced that it plans to close and liquidate ProShares Ultra Bloomberg Commodity (ticker symbol: UCD) and ProShares UltraShort Bloomberg Commodity (ticker symbol: CMD). Each fund trades on NYSE Arca.

After the close of business on August 25, 2016, each Fund will no longer accept creation orders. Trading in each Fund will be suspended prior to market open on August 26, 2016. Proceeds of the liquidation are currently scheduled to be sent to shareholders on or about September 1, 2016 (the “Distribution Date”).

Shareholders may sell their shares of the Fund (subject to any applicable brokerage or transaction costs) until the market close on August 25, 2016. From August 26, 2016 through the Distribution Date, shares of the Fund will not be traded on NYSE Arca and there will not be a secondary market for the shares. During this period, each Fund will be in the process of liquidating its portfolio and will not be managed in accordance with its investment objective.

Any shareholders remaining in a Fund on the Distribution Date will automatically have their shares redeemed for cash at the current net asset value. These cash distributions are taxable events. Shareholders should consult their tax advisor about any potential tax consequences.

For more information, please contact the Funds at 1-866-776-5125.

Please retain this supplement for future reference.